The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated June   , 2014.

4,900,000 Shares



Adeptus Health Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Adeptus Health Inc.

We are offering all 4,900,000 of the shares to be sold in the offering.

Prior to this offering, there has been no public market for our common stock. We estimate that the initial public offering price per share will be between $19.00 and $22.00. We will apply to list our common stock on the New York Stock Exchange, or the NYSE, under the symbol "ADPT."

We are an "emerging growth company" as that term is defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, and, as such, have elected to comply with certain reduced public company reporting requirements in this prospectus and future filings. See "Summary—Implications of Being an Emerging Growth Company."

Investing in our common stock involves significant risks. See "Risk Factors" beginning on page 21 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expense to Adeptus Health Inc.	$	$

(1) We have agreed to reimburse the underwriters for certain Financial Industry Regulatory Authority, or FINRA, related expenses. See "Underwriting."

To the extent that the underwriters sell more than 4,900,000 shares of our Class A common stock, the underwriters have the option to purchase up to an additional 735,000 shares from us and the selling stockholder at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares of Class A common stock on or about   , 2014.

Joint Book-Running Managers

Deutsche Bank Securities   **Goldman, Sachs & Co.**

The date of this prospectus is   , 2014.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following pro forma consolidated balance sheet as of March 31, 2014 and statement of operations for the year ended December 31, 2013 and the three months ended March 31, 2014, present our consolidated financial position and consolidated results of operations to give pro forma effect to the transactions identified below as if all such events had been completed as of March 31, 2014, with respect to the unaudited pro forma consolidated balance sheet and January 1, 2013 with respect to the unaudited pro forma consolidated statement of operations.

We currently conduct our operations through Adeptus Health LLC. As an entity treated as a partnership for U.S. federal income tax purposes, Adeptus Health LLC is not subject to U.S. federal income taxes and our earnings do not reflect the U.S. federal income taxes we will pay as a corporation upon completion of this offering. In order to reflect our operating expenses, and our tax and capital structure as if we were organized as a corporation, the unaudited pro forma consolidated financial statements give effect to the Reorganization Transactions as described in "Organizational Structure," including:

- the merger of one of the Existing Owners and Adeptus Health Inc. and the consolidation of Adeptus Health LLC with this merged entity;

- the repayment of any outstanding indebtedness under the Senior Secured Credit Facility (with such facility remaining outstanding after such repayment);

- the recognition of deferred tax assets and liabilities at an assumed combined federal, state and city income tax rates of 35.2%; and

- a provision for income taxes as a corporation at an assumed combined federal, state and city income tax rates of 11.0% and 1.0% of our pre-tax net income for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively.

In addition to the adjustments described above, the adjustments to the pro forma statements of operations and balance sheet data also give effect to our pro forma adjustments for this offering, including:

- the sale of shares of Class A common stock by us in this offering at the assumed initial public offering price of $20.50 per share (which is the midpoint of the price range shown on the cover of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering; and

- the pro forma balance sheet data gives effect to the net assumed proceeds of $86.2 million from this offering and the application of the proceeds as described under the caption "Use of Proceeds."

The pro forma financial statements are based upon available information and certain assumptions that management believes are reasonable, factually supportable, directly attributable to either the Reorganization Transactions or this offering, and, in connection with pro forma adjustments related to the statements of operations, expected to have a continuing impact on our results of operations. Adjustments that are based on fair value of the shares are calculated using the assumed initial public offering price of $20.50 per share (which is the midpoint of the price range shown on the cover of this prospectus).

We believe that the pro forma consolidated financial statements provide a helpful perspective to better understand our results of operations and our financial position. The unaudited pro forma financial statements do not purport to represent what our results of operations or financial position would have been had the Reorganization Transactions or this offering actually occurred on the date or as of the date specified, nor do they purport to project our results of operations as a public corporation or for any future period. The unaudited pro forma financial statements and accompanying notes should be read together with "Organizational Structure," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

Unaudited Pro Forma Consolidated Statements of Operations for the Year Ended December 31, 2013

(dollars in thousands, except per share data)	Adeptus Health LLC	SCP III AIV THREE-FCER Blocker, Inc.	Adeptus Health Inc.	Pro Forma Adjustments	Pro Forma Adeptus Health Inc.
Statement of Operations Data:					
Revenue					
Patient service revenue	$114,960	$ —	$—	$ —	$ 114,960
Provision for bad debt	(12,077)	—	—	—	(12,077)
Net patient service revenue	102,883	—	—	—	102,883
Operating expenses:					
Salaries, wages and benefits	65,244	—	—	—	65,244
General and administrative	17,436	—	—	—	17,436
Other operating expenses	11,185	—	—	—	11,185
Loss from the disposal or impairment of assets	207	—	—	—	207
Depreciation and amortization	7,920	—	—	—	7,920
Total operating expenses	101,992	—	—	—	101,992
Income from operations	891	—	—	—	891
Other (expense) income:					
Interest expense	(2,827)	—	—	(857)(1)	(3,684)
Change in fair market value of derivatives	112	—			112
Unrealized gain on investment	—	29,933	—	(29,933)(2)	—
Write-off of deferred loan costs	(440)	—	—	—	(440)
Total other (expenses) income	(3,155)	29,933	—	(30,790)	(4,012)
(Loss) income before provision for income taxes	(2,264)	29,933	—	(30,790)	(3,121)
Provision for income taxes	720	10,552	—	(11,304)(3)	(31)
Net (loss) income	$ (2,984)	$19,381	$—	(19,486)	(3,090)
Less: Net loss attributable to the non-controlling interest				(1,838)(4)	(1,838)
Net loss attributable to Adeptus Health Inc.				$(17,649)	$ (1,252)
Pro forma net loss per share of Class A common stock(5):					
Basic					$ (0.15)
Diluted					$ (0.15)
Pro forma weighted average shares of Class A common stock(5):					
Basic					8,685,087
Diluted					8,685,087

(1) Reflects an increase in interest expense of $0.9 million as a result of a borrowing of $65.0 million on our Senior Secured Credit Facility associated with our $60.0 million dividend payment to Existing Owners as described in "Use of Proceeds," as if such borrowing occurred on January 1, 2013. Borrowings under the Senior Secured Credit Facility bear interest at LIBOR plus the applicable rate of 7.5%.

(2) Reflects the adjustment to remove SCP III AIV THREE-FCER Blocker, Inc.'s unrealized gains on investment in First Choice ER, LLC.

(3) Following the Reorganization Transactions, we will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to our allocable share of any net taxable income of

Adeptus Health LLC, which will result in higher income taxes. As a result, the pro forma statements of income reflect an adjustment to our provision for corporate income taxes to reflect an effective rate of 1.0%, which includes provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction.

(4) Adeptus Health Inc. will become the sole managing member of Adeptus Health LLC. Adeptus Health Inc. will initially own less than 100% of the economic interest in Adeptus Health LLC, but will have 100% of the voting power and control the management of Adeptus Health LLC. Immediately following this offering, the non-controlling interest will be 58.0%. Net loss attributable to the non-controlling interest represents 58.0% ($1.9 million) of loss before income taxes ($3.1 million). These amounts have been determined based on an assumption that the underwriters' option to purchase additional shares is not exercised. If the underwriters' option to purchase additional shares is exercised, the ownership percentage held by the non-controlling interest would decrease to 56.4%.

(5) The basic and diluted pro forma net loss per share of Class A common stock represents net loss attributable to Adeptus Health Inc. divided by the combination of the 3,785,087 shares owned by the Merged Owner and the 4,900,000 shares sold in this offering.

Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2014

(dollars in thousands)	Adeptus Health LLC	SCP III AIV THREE-FCER Blocker, Inc.	Adeptus Health Inc.	Pro Forma Adjustments	Pro Forma Adeptus Health Inc.
Assets:					
Current assets					
Cash	$ 1,127	$ —	$—	$ 27,300(1)(5)(8)	$ 28,427
Restricted cash	1,322	—	—	—	1,322
Accounts receivable, net	18,189	—	—	—	18,189
Other receivables and current assets	6,914	41	—	(41)(3)	6,914
Medical supplies inventory	1,917	—	—	—	1,917
Investment, at fair value (cost of $27,369)	—	72,708(2)	—	(72,708)(3)	—
Total current assets	29,469	72,749	—	(45,449)	56,769
Property and equipment	69,184	—	—	—	69,184
Deposits	634	—	—	—	634
Deferred tax asset	—	—	—	23,384(4)	23,384
Intangibles	21,350	—	—	—	21,350
Goodwill	61,009	—	—	—	61,009
Other long-term assets	4,388	—	—	1,850(5)	6,238
Total assets	$186,034	$72,749	$—	$(20,215)	$238,568
Liabilities and owners'/stockholders' equity:					
Current liabilities					
Accounts payable and accrued expenses	$ 15,166	$ —	$—	$ —	$ 15,166
Accrued compensation	7,461	—	—	—	7,461
Current maturities of long-term debt	336	—	—	—	336
Current maturities of capital lease obligations	66	—	—	—	66
Deferred rent	434	—	—	—	434
Total current liabilities	23,463	—	—	—	23,463
Long-term debt, less current maturities	82,000	—	—	5,000(5)	87,000
Payable to related parties pursuant to tax receivable agreement	—	—	—	31,470(4)	31,470
Capital lease obligations, less current maturities	4,002	—	—	—	4,002
Deferred tax liability	—	15,890	—	(15,890)(3)	—
Deferred rent	1,026	—	—	—	1,026
Other long-term liabilities	—	96	—	(96)(3)	—
Total liabilities	110,491	15,986	—	20,484	146,961
Commitments and contingencies					
Owners' equity	75,543	—	—(6)	(75,543)(7)	—
Class A common stock, par value $0.01 per share; 8,685,087 shares issued and outstanding on a pro forma basis	—	—	—	87(7)	87
Class B common stock, par value $0.01 per share; 11,986,455 shares issued and outstanding on a pro forma basis	—	—	—	—	—
Additional paid-in capital	—	27,379	—	8,738(3)(7)(8)	36,107
Accumulated other comprehensive income (loss)	—	—	—	—	—
Retained earnings	—	29,394	—	(31,394)(1)(3)	(2,000)
Non-controlling interest	—	—	—	57,413(7)(9)	57,413
Total owners'/stockholders' equity	75,543	56,763	—	(40,699)	91,607
Total liabilities and owners'/stockholders' equity	$186,034	$72,749	$—	$ 20,215	$238,568

---

(1) Reflects a one-time payment of $2.0 million to SFM, an affiliate of our Sponsor, in connection with the termination of the Advisory Services Agreement. Pursuant to the Advisory Services Agreement, which we entered into with SFM on September 30, 2011, SFM has provided management, consulting and financial services to us and our subsidiaries. The Advisory Services

Agreement has a five-year term and is automatically renewable for successive one-year periods, until such time that our Sponsor or any of its affiliates, in the aggregate, no longer beneficially own greater than 10% of the then-outstanding voting securities of First Choice ER, LLC. Notwithstanding the foregoing, in connection with the consummation of this offering, the Advisory Services Agreement will be terminated. See "Certain Relationships and Related Party Transactions—Advisory Services Agreement."

(2) Represents SCP III AIV THREE-FCER Blocker, Inc.'s investment in First Choice ER, LLC.

(3) Reflects the adjustment to remove SCP III AIV THREE-FCER Blocker, Inc.'s investment in First Choice ER, LLC and the other assets and liabilities, deferred tax liability, additional paid-in capital and retained earnings associated with this investment.

(4) Reflects adjustments to give effect to the tax receivable agreement (as described in "Certain Relationships and Related Party Transactions—Tax Receivable Agreement") and other tax adjustments based on the following assumptions:

- We will record an increase of $11.1 million in deferred tax assets (or $11.7 million if the underwriters exercise their option to purchase additional shares) for the estimated income tax effects of the increase in the tax basis of the assets owned by Adeptus Health Inc. and the impact of the tax receivable agreement based on enacted federal and state tax rates at the date of this offering. To the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis of expected future earnings, we will reduce the deferred tax asset with a valuation allowance;

- We will record 85% of the estimated realizable tax benefit as an increase of $31.5 million (or $31.9 million if the underwriters exercise their option to purchase additional shares) as Payable to related parties pursuant to the tax receivable agreement; and

- We will record estimated deferred tax assets of $12.3 million pursuant to temporary differences between the historical cost basis and tax basis of the Company's assets and liabilities as the result of the Reorganization Transactions.

The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the tax receivable agreement have been estimated. All of the effects of changes in any of our estimates after the date of the purchase will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

(5) Reflects the borrowing of $65.0 million aggregate principal amount of our Senior Secured Credit Facility borrowed in conjunction with our dividend payment to Existing Owners including $1.9 million of debt issuance costs, net of repayment of $60.0 million from offering proceeds, with the remaining cash balance to be utilized for working capital purposes. See "Use of Proceeds."

(6) Represents the investment of the Existing Owners in Adeptus Health LLC.

(7) Represents an adjustment to stockholders' equity reflecting (i) par value of $87,000 for Class A common stock and Class B common stock to be outstanding following this offering, (ii) a decrease of $57.4 million in owners' equity to allocate a portion of Adeptus Health Inc.'s equity to the non-controlling interest and (iii) the reclassification of owners' equity of $18.1 million to additional paid-in capital for SCP III AIV THREE-FCER Blocker, Inc.'s ownership interest.

(8) Represents the following adjustments to Additional paid-in capital:

- an increase of $86.1 million from the net proceeds from this offering, less the par value of the shares Class A common stock sold in this offering of $0.1 million, each as described under note (7) above;

- a decrease of $8.1 million due to recording deferred tax assets related to the Reorganization Transactions and the tax receivable agreement, as described under note (4) above;

- payment of dividend to Existing Owners of $60.0 million as described in "Use of Proceeds;" and

- SCP III AIV THREE-FCER Blocker, Inc.'s ownership interest in exchange of LLC Units for shares of Class A common stock of $18.1 million and elimination of their additional paid-in capital of $27.4 million as described in note (3) above.

The total pro forma adjustment to additional paid-in capital is an increase of $8.7 million.

(9) As described in "Organizational Structure," Adeptus Health Inc. will become the sole managing member of Adeptus Health LLC. Adeptus Health Inc. will initially have a minority economic interest in Adeptus Health LLC, but will have 100% of the voting power and control over the management of Adeptus Health LLC. As a result, we will consolidate the financial results of Adeptus Health LLC and will record an amount as Non-controlling interest on our consolidated balance sheet.

Unaudited Pro Forma Consolidated Statements of Operations for the Three Months Ended March 31, 2014

(dollars in thousands, except per share data)	Adeptus Health LLC	SCP III AIV THREE-FCER Blocker, Inc.	Adeptus Health Inc.	Pro Forma Adjustments	Pro Forma Adeptus Health Inc.
Statement of Operations Data:					
Revenue					
Patient service revenue	$44,529	$ —	$—	$ —	$ 44,529
Provision for bad debt	(5,748)	—	—		(5,748)
Net patient service revenue	38,781	—	—		38,781
Operating expenses:					
Salaries, wages and benefits	24,980	—	—		24,980
General and administrative	6,220	—	—		6,220
Other operating expenses	4,863	—	—		4,863
Loss from the disposal or impairment of assets	2	—	—		2
Depreciation and amortization	3,057	—	—		3,057
Total operating expenses	39,122	—	—		39,122
(Loss) income from operations	(341)	—	—		(341)
Other (expense) income:					
Interest expense	(2,206)	—	—	(214)(1)	(2,420)
Unrealized gain on investment	—	5,633	—	(5,633)(2)	—
Total other (expenses) income	(2,206)	5,633	—	(5,847)	(2,420)
(Loss) income before provision for income taxes	(2,547)	5,633	—	(5,847)	(2,761)
Provision for income taxes	220	1,945	—	(2,479)(3)	(310)
Net (loss) income	$(2,767)	$3,688	$—	(3,372)	(2,451)
Less: Net loss attributable to the non-controlling interest				(1,604)(4)	(1,604)
Net loss attributable to Adeptus Health Inc.				$(1,768)	$ (847)
Pro forma net loss per share of Class A common stock(5):					
Basic					$ (0.10)
Diluted					$ (0.10)
Pro forma weighted average shares of Class A common stock(5):					
Basic					8,685,087
Diluted					8,685,087

(1) Reflects an increase in interest expense of $0.2 million as a result of a borrowing of $65.0 million on our Senior Secured Credit Facility associated with the dividend payment of $60.0 million to Existing Owners as described in "Use of Proceeds," as if such borrowing occurred on January 1, 2013. Borrowings under the Senior Secured Credit Facility bear interest at LIBOR plus the applicable rate of 7.5%.

(2) Reflects the adjustment to remove SCP III AIV THREE-FCER Blocker, Inc.'s unrealized gains on investment in First Choice ER, LLC.

(3) Following the Reorganization Transactions, we will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to our allocable share of any net taxable income of Adeptus Health LLC, which will result in higher income taxes. As a result, the pro forma statements of income reflect an adjustment to our provision for corporate income taxes to reflect an effective rate of 11.0%, which includes provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction.

(4) Adeptus Health Inc. will become the sole managing member of Adeptus Health LLC. Adeptus Health Inc. will initially own less than 100% of the economic interest in Adeptus Health LLC, but will have 100% of the voting power and control the management of Adeptus Health LLC. Immediately following this offering, the non-controlling interest will be 58.0%. Net loss attributable to the non-controlling interest represents 58.0% ($1.6 million) of loss before income taxes ($2.8 million). These amounts have been determined based on an assumption that the underwriters' option to purchase additional shares is not exercised. If the underwriters' option to purchase additional shares is exercised, the ownership percentage held by the non-controlling interest would decrease to 56.4%.

(5) The basic and diluted pro forma net loss per share of Class A common stock represents net loss attributable to Adeptus Health Inc. divided by the combination of the 3,785,087 shares owned by the Merged Owner and the 4,900,000 shares sold in this offering.